

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2012

Via Email
Jason Gray
President
Pingify International, Inc.
c/o Resident Agents of Nevada
711 S. Carson Street, Suite 4
Carson City, NV 89701

> **Re: Pingify International Inc.**
> **Registration Statement on Form S-1**
> **Filed February 14, 2012**
> **File No. 333-179505**

Dear Mr. Gray:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We note that invested funds for this offering will not be placed in an escrow or trust account. Please revise the prospectus cover page to disclose that you do not have an escrow or trust account and that the funds will be reachable by creditors of the company. See Item 501(b)(8)(iii) of Regulation S-K. In addition, please expand your risk factor on page 10 to explicitly state that the funds will be reachable by creditors of the company because you do not have an escrow or trust account.

<u>Risk Factors, page 5</u>

<u>General</u>

2.   We note that you have not filed a registration statement under the Securities Exchange Act and it appears likely that you will not become a fully reporting company but will instead be a Section 15(d) issuer that provides periodic reports but is exempt from many regulatory requirements that apply to fully reporting companies. As applicable, please include a risk factor that alerts potential investors to the limited reporting status for the company and the limitations on the information and regulatory oversight to which you will be subject as a Section 15(d) issuer. Given the number of shareholders in your company, it appears that you should inform investors of the statutory provisions that may result in the automatic termination of any periodic reporting responsibilities in the event that you have less than 300 shareholders after the year that your registration statement becomes effective. In addition, please revise your reference to proxy statements on page 34 as you will not be required to file them as a Section 15(d) issuer.

3.   You state that Vlad Milutin, your Treasurer, Chief Financial Officer and director, is devoting approximately 10 hours per week to the business of the company. Please tell us, with a view toward disclosure, whether Mr. Milutin is involved in other business activities. Consider adding a risk factor, if true, that some of your officers and directors are involved in other business activities and may face a potential conflict of interest. Also consider disclosing that you do not yet have any policies or procedures for the review and approval of any transactions that may cause a conflict of interest.

4.   We note your disclosure on page 28 that your business is subject to risks related to a "lack of managerial experience." Please add a risk factor alerting investors that your business faces the risk and uncertainties related to a lack of managerial experience.

<u>Should the company be unsuccessful at raising funds the company may be forced to seek a buyer..., page 5</u>

5.   Please expand this risk factor to describe the risks associated with seeking a buyer for your business or creating a joint venture. In this regard, describe the potential effects on the investor in each of these scenarios.

<u>Because we are small we do not have an audit committee and we do not have adequate disclosure controls and procedures…, page 6</u>

6.   Please revise the risk factor to disclose the nature of the evaluation of your disclosure controls and procedures to explain whether the evaluation was consistent with the type required to be performed and disclosed in your second annual report as a reporting company. To the extent the evaluation was limited in scope, please disclose this fact in the risk factor.

Plan of Distribution, page 14

7.   We note that you plan to return monies to investors if you are unable to sell all the shares in this offering and that you have not appointed an independent escrow agent to maintain investor funds prior to achieving the minimum offering. Please supplementally tell us how you intend to comply with Rule 10b-9 of the Exchange Act. Specifically, tell us what procedures are in place to ensure that funds will be promptly returned to investors.

8.   With a view toward disclosure, please describe the process for the gathering of the subscriptions, how the determination will be made as to whether all the shares have been sold, and who has these responsibilities.

9.   Please disclose the name of the bank at which you intend to open the non-interest bearing account that will hold the proceeds collected from the subscriptions.

10.   You state on the cover page that if all shares are not sold and the total offering amount "is not deposited by the expiration of the offering," all monies will be returned to investors. Clarify to state that the amount of funds actually collected in the bank account from checks that have cleared the interbank payment system as reflected in the records of the insured depository institution is the only factor assessed in determining whether the minimum offering condition has been met. Refer to Rule 10b-9 under the Exchange Act.

11.   We note that you have the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. Tell us, with a view towards disclosure, whether there are conditions that must be met for the subscriptions to be accepted. Please consider whether disclosure is appropriate in that respect.

Market for Common Equity and Related Stockholder Matters

Restrictions on the Use of Rule 144 by Former Shell Companies, page 24

12.   Please explain, with a view toward disclosure, why you have included the discussion of Rule 144 by former shell companies on page 24.

Management's Discussion and Analysis or Plan of Operations, page 25

Plan of Operations, page 26

13.   Please expand your disclosure to discuss your plan of operations if not all of the shares are sold in this offering and you are, therefore, forced to return all of the funds. In this regard, revise to provide a more detailed discussion of the extent to which you will be able to implement your business plan and describe the individual stages of the plan that you will be able to complete if this were to occur.

Complete Our Public Offering, page 26

14.   You state that you expect to complete the public offering within 90 days after the registration statement is declared effective by the Securities and Exchange Commission. The prospectus indicates elsewhere that you intend to offer the shares for a period of 180 days. Please explain.

Software Application Updates and Changes to Accommodate Beyond.com, page 26

15.   Please revise to provide contextual disclosure regarding your plans to make software application updates and changes to accommodate Beyond.com. In this regard, explain whether you have a contractual relationship (verbal or written) with Beyond.com and your respective obligations.

Directors, Executive Officers, Promoters and Control Persons, page 29

16.   You state that Mr. Gray had been "focusing his attention on the Mobile/Online Market and developing the code base that is now part of Pingify International" from 2009 to January 2012. Please disclose the name and principal business of any corporation or other organization in which he worked during this period. See Item 401(e) of Regulation S-K.

Exhibit 10.1

17.   Please clarify the subscription agreement to indicate that there is no minimum amount of subscription required per investor, but that the company will not be able to spend any of the proceeds unless all the shares are sold and all proceeds are received.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or, in her absence, to the undersigned at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
        Frederick C. Bauman, Esq.
        Rosenfeld, Bauman & Forbes